amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

To: The Securities and Exchange Commission
Company:
Fax: 0011 1 202 942 9624
From: Robyn Fry - Company Secretary
Fax: (+61 3) 9208 4356
Date: 15 February 2002
Pages: 18
Including cover page

This document and any following pages are intended solely for the named addressee, are confidential and may contain legally privileged information. The copying or distribution of them or any information they contain, by anyone other than the addressee, is prohibited. If you have received this document in error, please let us know by telephone, and then return it by mail to the address above. We shall refund your costs of doing so.

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

pp [signature]

Robyn Fry
General Counsel & Company Secretary

2/15

A biotechnology research & development company

amrad

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No.
82-4867

15 February 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

p.p.

Robyn Fry
General Counsel & Company Secretary

Rflr001

FILE NO.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAD Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

Appendix 4B (rule 4.13(b))

Half yearly report

Name of entity

Amrad Corporation Limited

ABN	Half yearly	Preliminary final	Half year ended ('current period')
37 006 614 375	✓		31 December 2001

For announcement to the market

				$A'000
Revenues from ordinary activities *(item 1.1)*	down	91%	to	5,254
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	down		to	(6,924)
Profit (loss) from ordinary activities after tax attributable to members (*item 1.23*)	down		to	(6,924)
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)				NIL
Net profit (loss) for the period attributable to members *(item 1.11)*	down		to	(6,924)

Dividends	Amount per security	Franked amount per security
Interim dividend	NIL ¢	NIL ¢
Previous corresponding period	NIL ¢	NIL ¢

Record date for determining entitlements to the dividend: N/A

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

In the previous corresponding period, the Company generated a profit therefore no percentage changes have been shown above.

FILE No. 82-4867

Appendix 4B (rule 4.13(b))
Half yearly report

Consolidated profit and loss account

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	5,254	59,868
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	(11,426)	(53,468)
1.3	Borrowing costs	(734)	(801)
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**(6,906)**	**5,599**
1.6	Income tax on ordinary activities	(18)	(1,669)
1.7	**Profit (loss) from ordinary activities after tax**	**(6,924)**	**3,930**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**(6,924)**	**3,930**
1.10	Net profit (loss) attributable to outside equity interests	-	(1,286)
1.11	**Net profit (loss) for the period attributable to members**	**(6,924)**	**2,644**

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	(73,039)	(67,416)
1.13	Net profit (loss) attributable to members (*item 1.11*)	(6,924)	2,644
1.14	Net transfers to and from reserves	-	-
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	-	-
1.17	**Retained profits (accumulated losses) at end of financial period**	**(79,963)**	**(64,772)**

FILE No. 82-4867

Profit restated to exclude amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	(6,924)	3,930
1.19	Less (plus) outside equity interests	-	1,286
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	**(6,924)**	**2,644**

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	(6,924)	3,930
1.22	Less (plus) outside equity interests	-	1,286
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**(6,924)**	**2,644**

Revenue and expenses from ordinary activities

		Current period $A'000	Previous corresponding period $A'000
1.24	**Details of revenue and expenses**		
	Revenue from sale of goods	640	40,945
	R&D collaboration income	484	291
	Revenue from rendering of other services	25	18
	Interest and investment income	1,139	1,473
	Licence fee and royalty income	1,055	2,946
	Operating lease rental income	1,908	1,915
	Gross proceeds from disposal of non-current assets	3	12,280
	Total revenues	**5,254**	**59,868**
	Raw materials and consumables used	(605)	(30,100)
	Employee expenses	(3,350)	(6,741)
	Depreciation and amortisation expenses	(939)	(1,685)
	Contract research and development costs	(3,036)	(4,630)
	Costs and net assets associated with sale of businesses	-	(4,468)
	Other expenses from ordinary activities	(3,496)	(5,844)
	Total expenses excluding borrowing costs	**(11,426)**	**(53,468)**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	-	-	-	-
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Income Tax (Refer item 1.6)

	Current period - $A'000	Previous corresponding period - $A'000
Prima facie income tax expense (benefit) calculated at 30% (pcp - 34%) on the operating profit/loss	(2,072)	1,904
Increase in income tax expense due to non-deductible items	15	14
Decrease in income tax expense due to items deductible for tax purposes	(89)	-
Research and development concession	(400)	(595)
Rebateable dividend income	(12)	(17)
Effect of change in income tax rates	1	(11)
Future income tax benefit not brought to account	2,555	116
Under provision of income tax provided in prior years	20	258
Total income tax expense	18	1,669

FILE No. 82-4867

Consolidated balance sheet

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	969	3,126	1,625
4.2	Receivables	3,233	5,097	10,117
4.3	Investments	26,644	29,500	35,411
4.4	Inventories	-	-	124
4.5	Other - Property, plant and equipment	-	-	295
4.5	Other - Deferred tax assets	-	69	-
4.5	Other - Prepayments	1,062	1,049	1,413
4.6	**Total current assets**	**31,908**	**38,841**	**48,985**
	Non-current assets			
4.7	Receivables	5,298	7,460	7,579
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	-	-	451
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	15,369	15,168	15,702
4.14	Intangibles (net)	-	-	870
4.15	Other - Investment Property	26,912	27,217	27,522
4.15	Other - Deferred tax assets	255	204	577
4.16	**Total non-current assets**	**47,834**	**50,049**	**52,701**
4.17	**Total assets**	**79,742**	**88,890**	**101,686**
	Current liabilities			
4.18	Payables	2,745	4,403	5,493
4.19	Interest bearing liabilities	2,016	1,940	1,871
4.20	Provisions	951	1,629	3,027
4.21	Other - Unearned income	1,960	1,064	2,134
4.22	**Total current liabilities**	**7,672**	**9,036**	**12,525**
	Non-current liabilities			
4.23	Payables	-	-	-
4.24	Interest bearing liabilities	17,355	18,382	19,372
4.25	Provisions	153	118	168
4.26	Other	-	-	-
4.27	**Total non-current liabilities**	**17,508**	**18,500**	**19,540**
4.28	**Total liabilities**	**25,180**	**27,536**	**32,065**
4.29	**Net assets**	**54,562**	**61,354**	**69,621**

FILE No. 82-4867

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	134,525	134,393	134,393
4.31	Reserves	-	-	-
4.32	Retained profits (accumulated losses)	(79,963)	(73,039)	(64,772)
4.33	**Equity attributable to members of the parent entity**	**54,562**	**61,354**	**69,621**
4.34	Outside equity interests in controlled entities	-	-	-
4.35	**Total equity**	**54,562**	**61,354**	**69,621**
4.36	Preference capital included as part of 4.33	-	-	-

Exploration and evaluation expenditure capitalised

		Current period SA'000	Previous corresponding period - SA'000
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	-	-
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*	-	-

Development properties

		Current period SA'000	Previous corresponding period - SA'000
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	-	-

FILE No. 82-4867

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	6,021	41,803
7.2	Payments to suppliers and employees	(12,491)	(46,990)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	735	321
7.6	Interest and other costs of finance paid	(742)	(810)
7.7	Income taxes paid	-	(1,933)
7.8	Other	-	
7.9	**Net operating cash flows**	**(6,477)**	**(7,609)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(309)	(68)
7.11	Proceeds from sale of property, plant and equipment	3	173
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other - Net proceeds from disposal of controlled entities and businesses, net of cash balances of disposed entities	1,945	7,745
7.17	**Net investing cash flows**	**1,639**	**7,850**
	Cash flows related to financing activities		
7.18	Proceeds from issues of securities (shares, options, etc.)	31	42
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	(950)	(1,458)
7.21	Dividends paid	-	-
7.22	Other - Net cash drawn down from funds under management	3,600	1,099
7.23	**Net financing cash flows**	**2,681**	**(317)**
7.24	**Net increase (decrease) in cash held**	**(2,157)**	**(76)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	3,126	1,701
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	969	1,625

FILE No. 82-4867

Non-cash financing and investing activities

During the half-year the consolidated entity acquired plant and equipment with an aggregate fair value of $527,700 (2000: $nil) under a product credit arrangement arising from the termination of certain biotech reagent distribution rights in 1997.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	969	1,625
8.2	Deposits at call	-	-
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**969**	**1,625**

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(131.4)%	9.4%
9.2	**Profit after tax / equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	(12.7)%	3.8%

Earnings per security (EPS)		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share* (a) Basic EPS	(5.9) cents	2.3 cents
	(b) Diluted EPS (if materially different from (a))	(5.9) cents	2.3 cents
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	117,019,545	116,908,054

NTA backing		Current period	Previous corresponding period
11.1	Net tangible asset backing per ordinary security	46.6 cents	58.8 cents

82-4867

Details of specific receipts/outlays, revenues/ expenses

		Current period SA'000	Previous corresponding period - SA'000
12.1	Interest revenue included in determining item 1.5	358	397
12.2	Interest revenue included in item 12.1 but not yet received (if material)	91	117
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4	Outlays (except those arising from the acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	939	1,685
12.6	Other specific relevant items not shown in item 1.24 Direct research and development expenditure written off	6,953	8,402

Control gained over entities having material effect

NONE

Loss of control of entities having material effect

NONE

FILE No. 82-4867

Reports for business and geographical segments

Business Segments

Current period $A'000	Core business - Research and Development	Investment Property	Healthcare Trading Businesses	Consolidated
Segment revenue	789	1,693	-	2,482
Other unallocated revenue				2,772
Total revenue				5,254
Segment result	(6,705)	654	-	(6,051)
Unallocated revenues and expenses				(855)
Profit (loss) from ordinary activities before related income tax				(6,906)

Previous corresponding period - $A'000	Core business - Research and Development	Investment Property	Healthcare Trading Businesses	Consolidated
Segment revenue	3,547	1,693	52,797	58,037
Other unallocated revenue				1,831
Total revenue				59,868
Segment result	(5,211)	586	12,898	8,273
Unallocated revenues and expenses				(2,674)
Profit (loss) from ordinary activities before related income tax				5,599

82-4867

Dividends

15.1	Date the dividend is payable	N/A
15.2	Record date to determine entitlements to the dividend (ie, on the basis of registrable transfers received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	N/A

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
15.6	**Interim dividend:** Current year	NIL ¢	NIL ¢	NIL ¢
15.7	Previous year	NIL ¢	NIL ¢	NIL ¢

Half yearly report - interim dividend on all securities

		Current period SA'000	Previous corresponding period - SA'000
15.10	Ordinary securities	-	-
15.11	Preference securities	-	-
15.12	Other equity instruments	-	-
15.13	**Total**	-	-

The dividend plans shown below are in operation.

NONE

The last date(s) for receipt of election notices for the dividend plans

N/A

Any other disclosures in relation to dividends

NONE

FILE No. 82-4867

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax	-	-
16.2	Income tax on ordinary activities	-	-
16.3	**Profit (loss) from ordinary activities after income tax**	-	-
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	-	-
16.6	Outside equity interests	-	-
16.7	**Net profit (loss) attributable to members**	-	-

Material interests in entities which are not controlled entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
17.1 **Equity accounted associates and joint venture entities**	-	-	-	-
17.2 Total			-	-
17.3 Other material interests Cerylid Biosciences Ltd	18.1%	23.8%	-	-
17.4 Total			-	-

FILE NO. 82-4867

Issued and quoted securities at end of current period

	Category of securities	Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
18.1	**Preference securities**	NIL	NIL		
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	NIL	NIL		
18.3	**Ordinary securities**	117,142,486	116,947,234		
18.4	Changes during current period (a) Increases through issues	195,252	46,212		
	(b) Decreases through returns of capital, buybacks	-	-		
18.5	**Convertible debt securities**	NIL	NIL		
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	NIL	NIL		
18.7	**Options**			*Exercise Price (cents)*	*Expiry date (if any)*
	CEO Options	500,000	-	575	30 Nov 2006
	CEO Options	500,000	-	475	30 Nov 2006
	CEO Options	500,000	-	375	30 Nov 2006
	CEO Options	500,000	-	275	30 Nov 2006
	Employee Options	240,000	-	269	7 Dec 2002
	CEO Options	500,000	-	175	30 Nov 2006
	Employee Options	50,000	-	153	6 Nov 2003
	Employee Options	216,000	-	146	21 Oct 2003
	Employee Options	430,000	-	117	6 Aug 2006
	Employee Options	1,075,000	-	115	4 Dec 2005
	Employee Options	250,000	-	100	14 Nov 2006
	Employee Options	1,050,000	-	100	13 Dec 2006
	Former CEO Options	100,000	-	100	31 Dec 2002
	Former CEO Options	150,000	-	100	31 Oct 2003
	Former CEO Options	50,000	-	100	31 Oct 2004
	Employee Options	169,000	-	98	19 Nov 2004
18.8	Issued during current period				
	CEO Options	500,000	-	575	30 Nov 2006
	CEO Options	500,000	-	475	30 Nov 2006
	CEO Options	500,000	-	375	30 Nov 2006
	CEO Options	500,000	-	275	30 Nov 2006
	CEO Options	500,000	-	175	30 Nov 2006
	Employee Options	450,000	-	117	6 Aug 2006
	Employee Options	250,000	-	100	14 Nov 2006
	Employee Options	1,050,000	-	100	13 Dec 2006

18.9	Exercised during current period	-	-		
18.10	Expired during current period				
	Employee Options	200,000	-	331	29 Nov 2001
	Employee Options	20,000	-	117	6 Aug 2006
	Former CEO Options	150,000	-	100	31 Dec 2005
18.11	**Debentures** *(totals only)*	NIL	NIL		
18.12	**Unsecured notes** *(totals only)*	NIL	NIL		

Comments by directors

Basis of accounts preparation

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting", the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group consensus views. This half-year financial report is to be read in conjunction with the 30 June 2001 Annual Financial Report and any public announcements by Amrad Corporation Limited and its controlled entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001. It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those applied in the 30 June 2001 Annual Report.

Some line items and sub-totals reported in the previous reporting periods have been reclassified and repositioned in the financial statements as a result of the first time application on 1 July 2001 of the revised standard AASB 1029 "Interim Financial Reporting" and the first time application at 30 June 2001 of AASB 1018 "Statement of Financial Performance" and AASB 1040 "Statement of Financial Position".

Material factors affecting the revenues and expenses of the economic entity for the current period

During the half-year, Amrad:

- Entered into a research and development collaboration agreement with the UK listed biotech company Cambridge Antibody Technologies Limited, to discover and develop potential treatments for rheumatoid arthritis.

Amrad continued development of the following three projects which are yet to be licensed to international partners and are funded by Amrad:

- Emfilermin, a potential treatment for neuromuscular disease, is progressing through Phase II clinical trials for chemotherapy-induced peripheral neuropathies. The trial is being conducted in Australia and following clearance from the US FDA, was expanded into the United States. Recruitment for the trial has been completed and it is anticipated that results will be available in the first quarter of 2002;
- AM365, a potential treatment for hepatitis B virus, commenced Phase II clinical trials in Australia and South East Asia, where hepatitis B is a major health problem. It is anticipated that the trials will be completed in the fourth quarter of 2002; and
- AM336, a potential treatment for severe pain, is progressing through a combined Phase I/II clinical trial in Australia and trials have recently been expanded into Europe. It is anticipated that the trials will be completed in the third quarter of 2002.

In prior financial years, AMRAD entered into licensing agreements with international partners for a number of projects, in return for milestone payments and royalties on product sales. AMRAD is not required to fund the ongoing development of these projects.

- AM132 and AM133, potential treatments for cardiovascular disease, continued preclinical development in collaboration with Aventis and Edwards Lifesciences, respectively. The licensing arrangements have the potential to generate over $100 million in milestone payments as well as substantial royalties;
- Emfilermin has also been identified as a potential treatment for infertility and Serono, one of Europe's largest biotechnology companies, has taken an option to licence to develop Emfilermin for this indication. The project has recently progressed into Phase II clinical trials and has the potential to generate US$16 million in milestones as well as substantial royalties;
- AM36, a potential treatment for stroke, continued preclinical development in collaboration with the UK biotechnology company DevCo. AMRAD has the option to purchase the project back at the end of Phase II clinical trials or share in the commercial returns with DevCo.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

NONE

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

The balance of franking accounts at the end of the half-year is $24,466,000. The Entity does not expect to pay dividends in the next financial year.

Changes in accounting policies since the last annual report are disclosed as follows.

(a) Earnings per share

The consolidated entity has applied AASB 1027 "Earnings Per Share" (issued June 2001) for the first time from 1 July 2001. Diluted earnings per share ("EPS") for the comparative period ended 31 December 2000 has been adjusted so that the basis of calculation used is consistent with that of the current period.

Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted.

The diluted EPS weighted average number of shares now includes the weighted average number of shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares.

The identification of dilutive potential ordinary shares is now based on net profit or loss from continuing ordinary operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary share.

FILE No. 82-4867

(b) Segment reporting

The consolidated entity has applied the revised AASB 1005 "Segment Reporting" (issued in August 2000) for the first time from 1 July 2001.

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The new segments reported are the core business of Pharmaceutical R&D, Investment property and Healthcare trading businesses.

Comparative information has been restated for the changes in definitions of segment revenues and results. The financial effect of the change was a decrease in total comparative segment revenues of $2,188,000 and an increase in total comparative result of $2,674,000.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	N/A
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX

Identify other standards used: NONE

2 This report, and the accounts upon which the report is based, use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on accounts to which one of the following applies.

☐	The accounts have been audited.	✓	The accounts have been subject to review.
☐	The accounts are in the process of being audited or subject to review.	☐	The accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached.

6 The entity has a formally constituted audit committee.

Sign here: .... Date: ....
(Company Secretary)

Print name: ROBYN M FRY..